Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 9 DATED JANUARY 26, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Mezzanine Loan – NexMetro Grand Member, LLC

On January 20, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $12,784,000 (the “Grand Mezzanine Loan”). Approximately $544,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Grand Member, LLC, a Delaware limited liability company (“Grand Member”), plans to use the proceeds to develop cottage-like apartments, generally located near the intersection of US-60 & Thompson Ranch Road, El Mirage, AZ (the “Grand Property”).

Grand Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Grand Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Grand Mezzanine Loan, Grand Member was capitalized with approximately $7,659,000 of equity capital from the Sponsor.

The Grand Mezzanine Loan bears an interest rate of 10.55% per annum, which is fully accrued through the maturity date, January 20, 2024 (the “Grand Maturity Date”). The Grand Mezzanine Loan has one 12-month extension option subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Grand Mezzanine Loan amount, paid directly by Grand Member.

Concurrent with the closing of the Grand Mezzanine Loan, a senior loan of approximately $30,682,000 was secured (the “Grand Senior Loan”). Aggregate with the Grand Senior Loan, the Grand Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 85.0%. The LTC ratio is the amount of the Grand Senior Loan plus the amount of the Grand Mezzanine Loan, divided by the total anticipated cost to construct the Grand Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Grand Property is located in the Phoenix metropolitan statistical area. The Phoenix market presents a strong investment opportunity arising from steady population and job growth that has solidified multifamily market fundamentals in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 17.7% from 2000 – 2019 compared to the United States’ estimated 6.1%).

As the Grand Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.